Exhibit 99.1

ENERGY TRANSFER PARTNERS TO ACQUIRE SUNOCO IN $5.3 BILLION TRANSACTION

Creates One of the Largest and Most Diversified Energy Partnerships in the U.S.

Expands ETP’s Geographic Footprint and Markedly Strengthens its Presence in Crude Oil, NGLs and Refined Products Transportation, Terminalling, and Logistics

Expected to be Immediately Accretive to Distributable Cash Flow of ETP

DALLAS AND PHILADELPHIA, April 30, 2012 — Energy Transfer Partners, L.P. (NYSE: ETP) and Sunoco, Inc. (NYSE: SUN) today announced that they have entered into a definitive merger agreement whereby ETP will acquire Sunoco in a unit and cash transaction valued at $50.13 per share, or a total consideration of approximately $5.3 billion, based on ETP’s closing price on April 27, 2012. This combination will create one of the largest and most diversified energy partnerships in the country by expanding ETP’s geographic footprint and strengthening its presence in the transportation, terminalling and logistics of crude oil, NGLs and refined products.

The merger consideration, which consists of $25 in cash and 0.5245 of an ETP common unit, or approximately 50 percent cash and 50 percent ETP common units, represents a 29 percent premium to the 20-day average closing price of Sunoco shares as of April 27, 2012. By acquiring Sunoco, ETP will also own Sunoco’s general partner interest and the incentive distribution rights (IDRs) in Sunoco Logistics Partners (NYSE: SXL), as well as Sunoco’s 32.4 percent interest in Sunoco Logistics Partners’ limited partner units and Sunoco’s branded retail business, which generates additional stable cash flows from a portfolio of approximately 4,900 retail locations in the U.S.

“This transaction, which will be immediately accretive, represents the next step in Energy Transfer Partners’ transformation into a more diversified enterprise with an integrated and expanded footprint,” said Kelcy Warren, ETP’s chief executive officer and chairman of the board of directors. “As we have said in the past year, our goal is to derive more of our distributable cash flow from the transportation of heavier hydrocarbons like crude oil, NGLs, and refined products. With this transaction, we make a major move in that direction, bringing our cash flow mix related to the combined enterprise’s pipeline businesses to approximately 70 percent natural gas and 30 percent heavier hydrocarbons. At the same time, we will enhance the size and scale of the ETP platform by creating new service capabilities and entering new geographic operating areas.”

“This transaction will enable Sunoco’s businesses to realize their full potential by becoming an important part of a diversified leader in the energy industry,” said Brian P. MacDonald, Sunoco’s president and chief executive officer. “In addition, it delivers an attractive premium to our shareholders, while enabling them to participate in the future growth of the business. The combination with ETP provides substantial future value-creation opportunities for Sunoco shareholders and ETP unitholders alike.”

Commenting further, MacDonald said, “ETP recognizes that the steady, ratable cash flows that our logistics and retail businesses generate are backed by great assets, deep expertise, and the potential for future growth. ETP has an interest in growing its Marcellus Shale-related activity, and I am pleased that the combined enterprise will retain a strong Pennsylvania presence.”

Other Transaction Details

Under the terms of the merger agreement, which has been unanimously approved by the boards of directors of both companies, Sunoco shareholders can elect to receive, for each Sunoco common share they own, either $50.00 in cash, 1.0490 ETP common units or a combination of $25.00 in cash and 0.5245 ETP common units. The aggregate cash paid and common units issued will be capped so that the cash and common units will each represent 50 percent of the aggregate consideration. The cash elections and common unit elections will be subject to proration to satisfy this cap. Upon closing, Sunoco shareholders are expected to own approximately 20 percent of ETP common units. In addition, $965 million of Sunoco’s existing notes will remain outstanding.

In conjunction with the transaction, Energy Transfer Equity, L.P. (NYSE: ETE), the owner of Energy Transfer Partners’ general partner, has agreed to relinquish its right to approximately $210 million of incentive distributions from ETP that it would otherwise be entitled to receive over 12 consecutive quarters following the closing of the transaction.

Sunoco’s logistics and retail businesses will continue to maintain headquarters in the Philadelphia area consistent with their current operating presence. In addition, under the merger agreement, Sunoco will continue its plans for exiting its refining business as previously announced, as well as continue its plans for the proposed refinery joint venture being discussed by Sunoco and The Carlyle Group.

Combined Corporate Structure

The transaction has been approved by each company’s board of directors and is expected to close in the third or fourth quarter of 2012, subject to approval of Sunoco shareholders and customary regulatory approvals. Following the closing, Sunoco and Sunoco Logistics Partners will operate under the Energy Transfer Equity, L.P. umbrella of companies. By acquiring Sunoco, ETP will own Sunoco’s general partner interest, limited partner interest and the incentive distribution rights in Sunoco Logistics Partners.

Sunoco Logistics Partners will continue to be traded on the NYSE as a separate publicly traded MLP.

Advisors

Wells Fargo Securities, LLC acted as exclusive financial advisor to ETP, while Latham & Watkins LLP, Bingham McCutchen LLP and Morris, Nichols Arsht and Tunnell LLP acted as legal counsel.

Credit Suisse Securities (USA) LLC acted as exclusive financial advisor to Sunoco and Wachtell, Lipton, Rosen & Katz acted as legal counsel.

Conference Call

ETP and Sunoco will host a conference call today at 8:30 a.m. EDT (7:30 a.m. CDT) to discuss the transaction details. The dial-in number for the call is 888-390-0918 in the United States, or 415-228-4586 outside the United States. The participant pass code is ETPSUN. The call will also be available for replay on ETP’s and SUN’s websites for a limited time.

Energy Transfer Partners, L.P. (NYSE:ETP) is a publicly traded partnership owning and operating a diversified portfolio of energy assets. ETP has pipeline operations in Alabama, Arizona, Arkansas, Colorado, Florida, Louisiana, Mississippi, New Mexico, Utah and West

Virginia and owns the largest intrastate pipeline system in Texas. ETP currently has natural gas operations that include approximately 23,500 miles of gathering and transportation pipelines, treating and processing assets, and three storage facilities located in Texas. ETP also holds a 70 percent interest in Lone Star NGL, a joint venture that owns and operates NGL storage, fractionation and transportation assets in Texas, Louisiana and Mississippi. ETP’s general partner is owned by ETE. For more information, visit the Energy Transfer Partners, L.P. website at www.energytransfer.com.

Energy Transfer Equity, L.P. (NYSE:ETE) is a publicly traded partnership, which owns the general partner and 100 percent of the incentive distribution rights (IDRs) of Energy Transfer Partners, L.P. (NYSE:ETP) and approximately 52.4 million ETP limited partner units; and owns the general partner and 100 percent of the IDRs of Regency Energy Partners LP (NYSE:RGP) and approximately 26.3 million RGP limited partner units. ETE is also the parent of Southern Union Company. The ETE family of companies owns approximately 45,000 miles of natural gas and natural gas liquids pipelines. For more information, visit the Energy Transfer Equity, L.P. web site at www.energytransfer.com.

Sunoco, Inc. (NYSE: SUN) is a leading logistics and retail company. The company owns the general partner interest of Sunoco Logistics Partners L.P., which consists of a two percent ownership interest and incentive distribution rights, and owns a 32.4 percent interest in the Partnership’s limited partner units. Sunoco Logistics Partners L.P. is an owner and operator of complementary pipeline, terminal and crude oil acquisition and marketing assets. Sunoco also has a network of approximately 4,900 retail locations in 23 states.

Sunoco Logistics Partners L.P. (NYSE: SXL), headquartered in Philadelphia, is a master limited partnership that owns and operates a logistics business consisting of a geographically diverse portfolio of complementary pipeline, terminalling and crude oil acquisition and marketing assets. The Refined Products Pipelines consist of approximately 2,500 miles of refined products pipelines located in the northeast, midwest and southwest United States, and equity interests in four refined products pipelines. The Crude Oil Pipelines consist of approximately 5,400 miles of crude oil pipelines, located principally in Oklahoma and Texas. The Terminal Facilities consist of approximately 42 million shell barrels of refined products and crude oil terminal capacity (including approximately 22 million shell barrels of capacity at the Nederland Terminal on the Gulf Coast of Texas and approximately 5 million shell barrels of capacity at the Eagle Point terminal on the banks of the Delaware River in New Jersey). The Crude Oil Acquisition and Marketing business involves the acquisition and marketing of crude oil and is principally conducted in Oklahoma and Texas and consists of approximately 190 crude oil transport trucks and approximately 120 crude oil truck unloading facilities.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed business combination transaction between Energy Transfer Partners, L.P. (“ETP”) and Sunoco, Inc. (“Sunoco”), ETP plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement/prospectus to be mailed to the Sunoco shareholders in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ETP, SUNOCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by ETP and Sunoco through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Sunoco at the following:

Energy Transfer Partners, L.P.	Sunoco, Inc.
3738 Oak Lawn Ave.	1818 Market Street, Suite 1500
Dallas, TX 75219	Philadelphia, PA 19103
Attention: Investor Relations	Attention: Investor Relations
Phone: (214) 981-0795	Phone: (215) 977-6764
E-mail: InvestorRelations@energytransfer.com	E-mail: SunocoIR@sunocoinc.com

PARTICIPANTS IN THE SOLICITATION

ETP and Sunoco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding directors and executive officers of ETP’s general partner is contained in ETP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC. Information regarding Sunoco’s directors and executive officers is contained in Sunoco’s definitive proxy statement dated March 16, 2012, which is filed with the SEC. A more complete description will be available in the registration statement and the proxy statement/prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ETP and Sunoco, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, and any other statements about ETP, Energy Transfer Equity, L.P. (“ETE”), Sunoco Logistics Partners, L.P. (“SXL”) or Sunoco managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of ETP to successfully integrate Sunoco’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in the Annual Reports on Form 10-K for the year ended December 31, 2011 filed with the SEC by ETP, ETE, SXL and Sunoco. ETP, ETE, SXL and Sunoco disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Contact Details

For Energy Transfer Partners, L.P.:

Brent Ratliff (investors): 214-981-0700

Mark Palmer (media): 214-254-3790

Vicki Granado (media): 214-599-8785

For Sunoco, Inc.:

Clare McGrory (investors): 215-977-6764

Thomas Golembeski (media): 215-977-6298